Exhibit 99.4

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity James Hardie Industries SE
ARBN 097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Louis GRIES
Date of last notice	14 June 2011

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	19 September 2011
No. of securities held prior to change

•    578,924 ordinary shares/CUFS registered in the name of the Director; and

•    2,328,000 options over unissued ordinary shares/CUFS comprising:

¡       650,000 options under the 2001 Equity Incentive Plan;

¡       860,000 options (ROCE) under the 2006 JHISE Long Term Incentive Plan; and

¡       818,000 options (TSR) under the 2006 JHISE Long Term Incentive Plan.

Class	Ordinary shares/CUFS
Number acquired	558,708 Ordinary shares/CUFS
Number disposed	475,973 Ordinary shares/CUFS
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Vesting of Relative TSR RSUs: Nil Sale of Ordinary shares/CUFS following vesting of Relative TSR RSUs: A$2,704,627.

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y	Page 1

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change

Current relevant interest is:

•    661,659 ordinary shares/CUFS registered in the name of the Director; and

•    2,328,000 options over unissued ordinary shares/CUFS comprising:

¡       650,000 options under the 2001 Equity Incentive Plan;

¡       860,000 options (ROCE) under the 2006 JHISE Long Term Incentive Plan; and

¡       818,000 options (TSR) under the 2006 JHISE Long Term Incentive Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Shares issued pursuant to vesting of FY2009 grant of Relative TSR RSUs. The disposal of some of the shares is required to fund US State and withholding tax obligations (which are payable on vesting of RSUs) and brokerage. Some additional shares have been sold on-market in compliance with the James Hardie stock accumulation policy and as referred to in the announcement to the ASX on 10 December 2010.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	15 September 2011 (US time)
Nature of interest	Restricted Stock Units (RSUs) are contractual entitlements to issued ordinary shares/CUFS upon satisfaction of certain conditions.
Name of registered holder (if issued securities)	Louis Gries
Date of change	15 September 2011 (US time)
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Current interests in contracts are: • 1,452,609 Relative TSR RSUs; and • 405,954 Hybrid RSUs (formerly referred to Executive Incentive Plan RSUs).
Interest acquired

606,852 Relative TSR RSUs. These RSUs are subject to a TSR based hurdle measured over a performance period of 3 to 5 years from the grant date. These RSUs are granted as part of the FY2012 long-term incentive to the CEO pursuant to the 2006 JHISE Long Term Incentive Plan, as approved by shareholders at the 2011 Annual General Meeting.

Interest disposed	558,708 Relative TSR RSUs vested on 15 September 2011. These RSUs were granted as part of the FY2009 long-term incentive to the CEO pursuant to the 2006 JHISE Long Term Incentive Plan.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	No cash consideration was paid to exercise the Restricted Stock Units.
Interest after change	Current interests in contracts are: • 1,500,753 Relative TSR RSUs; and • 405,954 Hybrid RSUs (formerly referred to Executive Incentive Plan RSUs)

Part 3 - +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011